Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150655

PROSPECTUS SUPPLEMENT

(to prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011 and December 9, 2011)

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 12, 2011 and the prospectus supplements dated October 6, 2011, October 14, 2011 and December 9, 2011.

See the “Risk Factors” section beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is December 19, 2011.

SECOND QUARTER OF FISCAL YEAR 2012 PRELIMINARY NET SALES RESULTS

•	Net sales increased 4% worldwide to $725 million

•	International (primarily ex-U.S. and ex-Europe) net sales grew 12% to approximately $104 million

•	Hip sales increased 7% worldwide and increased 7% in the U.S.

•	Sports, Extremities and Trauma (S.E.T.) sales grew 13% worldwide, with U.S. growth of 11%

•	Dental sales increased 3% worldwide and grew 11% in the U.S.

Second Quarter Preliminary Net Sales Results

Preliminary net sales totaled $725.1 million for the second quarter of fiscal year 2012, an increase of 4% compared to net sales reported during the second quarter of fiscal year 2011 of $698.3 million. U.S. net sales increased 2% to $426.3 million during the second quarter of fiscal 2012, while Europe net sales increased 3% to $195.1 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 12% to $103.7 million.

Worldwide Large Joint Reconstructive sales increased 5% to $442.3 million and increased 3% in the U.S. during the second quarter of fiscal year 2012 compared to the second quarter of fiscal year 2011. Knee sales increased 2% worldwide during the second quarter and decreased 1% in the U.S. Hip sales increased 7% worldwide during the second quarter and increased 7% in the U.S.

Sports, Extremities and Trauma (S.E.T.) sales grew 13% worldwide to $85.4 million during the second quarter, with U.S. growth of 11%. Worldwide sports medicine sales grew 19% worldwide and increased 13% in the U.S. Extremity sales grew 15% worldwide during the quarter, with U.S. growth of 14%. Trauma sales were flat worldwide during the quarter and increased 1% in the U.S.

Spine and Bone Healing (non-invasive trauma stimulation and bracing) sales decreased 5% worldwide to $77.3 million, and decreased 5% in the U.S. during the second quarter.

Dental sales increased 3% worldwide to $73.6 million and increased 11% in the U.S. during the second quarter.

Sales of “other” products decreased 1% worldwide to $46.5 million, and decreased 9% in the U.S. during the second quarter. Sales growth in the microfixation business was more than offset primarily by decreased sales of biologics.

The following table provides second quarter preliminary net sales performance by product category:

	Second Quarter Net Sales Performance
	Preliminary Worldwide Reported Quarter 2 - FY 2012	Worldwide Reported Growth %	United States Growth %

Large Joint Reconstructive	$442.3	5%	3%
Knees		2%	(1)%
Hips		7%	7%
Bone Cement and Other		13%	25%
Sports, Extremities, Trauma (S.E.T.)	85.4	13%	11%
Sports Medicine		19%	13%
Extremities		15%	14%
Trauma		—%	1%
Spine & Bone Healing	77.3	(5)%	(5)%
Spine		(5)%	(6)%
Bone Healing		(4)%	(3)%
Dental	73.6	3%	11%
Other	46.5	(1)%	(9)%

Net Sales	$725.1	4%	2%

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators and softgoods and bracing; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements for the three and six months ended November 30, 2011 and 2010 and other financial data included herein have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles (“GAAP”) in the United States.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications were limited to net sales information by product category. The current presentation aligns with how the Company presently reports sales and markets its products.

Biomet, Inc.

Product Net Sales

Three Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Preliminary Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Reported Growth %
Large Joint Reconstructive	$442.3	$422.8	5%
Sports, Extremities, Trauma (S.E.T.)	85.4	75.7	13%
Spine & Bone Healing	77.3	81.2	(5)%
Dental	73.6	71.7	3%
Other	46.5	46.9	(1)%

Net Sales	$725.1	$698.3	4%

Biomet, Inc.

Product Net Sales

Six Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Preliminary Six Months Ended November 30, 2011	Six Months Ended November 30, 2010	Reported Growth %
Large Joint Reconstructive	$839.3	$802.5	5%
Sports, Extremities, Trauma (S.E.T.)	165.5	147.8	12%
Spine & Bone Healing	153.4	165.9	(8)%
Dental	132.9	128.3	4%
Other	98.6	94.5	5%

Net Sales	$1,389.7	$1,339.0	4%

Biomet, Inc.

Geographic Net Sales Percentage Summary

Three Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Preliminary Three Months Ended November 30, 2011	Three Months Ended November 30, 2010	Reported Growth %
Geographic Sales:
United States	$426.3	$416.9	2%
Europe	195.1	188.8	3%
International	103.7	92.6	12%

Net Sales	$725.1	$698.3	4%

Biomet, Inc.

Geographic Net Sales Percentage Summary

Six Month Period Ended November 30, 2011 and November 30, 2010

(in millions, except percentages, unaudited)

	Preliminary Six Months Ended November 30, 2011	Six Months Ended November 30, 2010	Reported Growth %
Geographic Sales:
United States	$841.0	$836.0	1%
Europe	343.6	326.0	5%
International	205.1	177.0	15%

Net Sales	$1,389.7	$1,339.0	4%